EXHIBIT 99.1

Gary Sherne Joins Sapiens to Lead the

P&C/General Insurance & Reinsurance Business

Sherne’s extensive insurance industry, leadership, merger and acquisition experience to help drive Sapiens growth and further strengthen global market leadership position

Holon, Israel – February 25, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services industry, announced today that insurance industry veteran Gary Sherne has joined the company. In his new position as Sapiens’ EVP and Managing Director of the P&C/General Insurance & Reinsurance Division, Sherne will be responsible for integrating and driving the company’s global P&C/General Insurance and Reinsurance product and services businesses.

Gary brings to Sapiens an extensive and impressive history of success in leading global insurance and banking software companies. Prior to joining Sapiens, Sherne was President and Chief Executive Officer with StoneRiver, Inc. where he was responsible for the company’s strategy and overall management of its P&C and Life insurance carrier markets. Earlier in his career, Sherne held a variety of financial services technology executive positions including President of Fiserv Insurance Solutions, President and CEO of InsureWorx, Vice President and General Manager with CSC and with TRW Financial Services.

Sherne’s extensive insurance technology, merger and acquisitions, financial services, and international management experience bring to Sapiens a powerful skill set to help drive the organization in achieving its goal to maximize its market potential by most effectively leveraging the Sapiens strong arsenal of products, technology, services and sales.

Sherne said “I am excited to have the opportunity to join Sapiens at this point in the company’s growth. They have the ideal combination of a great reputation, a strong product set, impressive market presence and a commitment to innovation. They’ve had a lot of success in the past few years and I look forward to doing my part to help further expand the company’s footprint and market share.”

Commenting on the Sherne appointment, Roni Al-Dor, Sapiens President and CEO said, “Gary is an outstanding addition to our team and comes to us at the ideal time as we look to more aggressively enhance our product suite and market to the global P&C Insurance and Reinsurance markets. Gary’s experience in insurance, technology, global markets, and mergers and acquisitions will be a tremendous help to us as we continue to drive the Sapiens growth and vision.”

Yoel Amir, who was IDIT CEO since 2005, and has led the P&C Insurance division since the merger with Sapiens, will step down from his position and leave Sapiens to pursue new opportunities. Al-Dor added: “I would like to thank Yoel for his years at IDIT and Sapiens. Under his leadership, Sapiens IDIT solution has become the leader in the P&C market in Europe and Asia Pacific market, an impressive accomplishment in a competitive market.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara, Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com

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